UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated December 15, 2005 announcing the Agreement on Comprehensive Strategic Alliance with KT Freetel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 15, 2005	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

For Immediate Release

NTT DoCoMo and KT Freetel Agree on Comprehensive Strategic Alliance

TOKYO, SEOUL, December 15, 2005 — NTT DoCoMo, Inc. (DoCoMo) and KT Freetel Co., Ltd. (KTF) announced today that they have agreed on a comprehensive strategic alliance including equity participation. DoCoMo will invest approximately KRW 564.9 billion (approximately JPY 65.5 billion) to acquire a 10% stake in KTF through a third-party allotment of new shares and purchase of KTF treasury stock by the end of December 2005.

This alliance enables both companies to provide better services to customers in their respective markets through the development and promotion of mobile technologies and applications. The nationwide deployment and early stabilization of KTF’s W-CDMA network, with DoCoMo’s technical support, is key to achieving these objectives.

Masao Nakamura, President and CEO of DoCoMo, said, “DoCoMo has always considered South Korea’s domestic mobile telecommunications market as highly evolved and realizes that there is a growing need for mobile services amongst travelers between our two nations. We are very pleased to form this alliance with South Korea’s leading mobile operator KTF and we are confident that KTF’s ability in service development combined with DoCoMo’s experience with W-CDMA will create synergies, such as handset roaming, which will result in more convenience and satisfaction for the end user. “

Dr. Young-Chu Cho, CEO of KTF commented, “This strategic alliance with DoCoMo was possible because KTF’s overall competitiveness and strong willingness for the early commercialization of W-CDMA were highly appreciated. By further developing the collaboration between the two companies, which are providing the world’s best mobile services, we will aim to secure leadership in global convergence services. And also this can be a good opportunity for both countries’ content providers and solution providers to extend their reach to overseas market.”

The principal objectives and benefits of this alliance are as to:

1.	Improve convenience and user friendliness for the increasing number of travelers in both countries through the joint development and offering of roaming services.

2.	Seek new business opportunities by fusing together the technical and marketing expertise of the worlds leading providers of mobile services.

3.	Examine cost-saving opportunities, such as the standardization of the specifications of common equipment etc.

4.	Ensure that KTF successfully deploys a nationwide W-CDMA network through the combination of DoCoMo’s expertise in W-CDMA network operation and KTF’s service development capabilities.

To ensure the above objectives are achieved, DoCoMo and KTF will jointly establish a “Business and Technology Cooperation Committee.”

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For further information, please contact:

NTT DoCoMo

Masanori Goto or Tomoko Tsuda

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

KT Freetel

Mr. Jung-Woo Lee

Public Relations Department

Tel : +82-2-2010-0008

Fax: +82-2-2010-0037

website: http://www.ktf.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

About KT Freetel

KT Freetel has been at the forefront of developing the information and communications industry in Korea since its establishment in December 1997. Serving more than 12 million customers, KTF, a second largest operator in Korea, is dedicated to exploring open-ended possibilities and opportunities for mobile communications, digital convergence and wireless data services. As a global leader of wireless data services, KTF launched EV-DO service in 2002, making it the earliest mover to next generation network. The company offers a variety of multi-media services including MMS, telematics, real time TV broadcasting and video on demand. And as one of the two W-CDMA licensee in Korea, KTF is planning a launch of HSDPA network in 2006, which will provide a momentum for KTF to enhance its mobile service.

KTF is listed on the KOSPI (32390). For more information, visit www.ktf.com.

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